SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 07/05 - 08/30/2005

Changes in the Financial and Investor Relations Office at Copel

The lawyer and chairman of COPEL’S Fiscal Council, Paulo Roberto Trompczynski will be COPEL’s new Chief Financial and Investor Relations Officer. Elected by unanimous vote, at the extraordinary board of directors meeting held on the afternoon of August 30, to take this position, in replacement of Mr. Rubens Ghilardi that will remain as the Company’s Chief Executive Officer.

Trompczynski position at the Fiscal Council will be taken by his alternate, Serafim Charneski and at the next board meeting, scheduled for September; the board members will elect a new chairman.

The new CFO and IRO

Paulo Trompczynski has a wide experience at the public sector financial area and business law. In his evaluation, taking the position as Chief Financial Officer of a company such as Copel “is a challenge”, but he considers his task to be easier from his experience accumulated during this two and a half years at the Fiscal Council. “I already know the Company’s internal procedures, the controlling mechanisms and, mainly, the professionals that work in this area, all of them very capable”, says the CFO. “Supported by this structure, I believe to be able to correspond to this responsibility and, proudly, I am taking”.

Bio

Born in Foz do Iguaçu, Paulo Trompczynski is 60 years old and received a degree in law from the Universidade Federal do Paraná. Since the beginning of 2003, was a member and chairman of Copel’s Fiscal Council. During his career, he acted as Chief Officer at the Public Security State Secretariat and State attorney at the Paraná Audit Court, agency where he was also a legal consultant and technical-legal affairs officer.

He was also chief auditor for the Curitiba City Hall, chief legal consultant at Fundepar – Fundação Educacional do Paraná and a member of Banco do Estado do Paraná’s Fiscal Council.

Before taking this position at Copel, he was a lawyer at Itaipu Binacional.

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.